Exhibit 12

J.B. POINDEXTER AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Year ended December 31,
	2003		2004		2005		2006		2007
Earnings
Pre-tax income from continuing operations	12.0		14.5		7.7		11.6		2.3
Add: Fixed charges (see below)	15.3		17.0		21.1		21.5		21.3
Add: Amortization of capitalized interest	—		—		—		—		—
Less: Capitalized interest	—		—		—		—		(0.6)
	27.3		31.5		28.8		33.1		23.0
Fixed charges
Interest, either expensed or capitalized, and amortized capitalized expenses related to indebtedness	12.4		14.4		18.5		18.9		18.7
An estimate of the interest within lease expense	2.9		2.6		2.6		2.6		2.6
	15.3		17.0		21.1		21.5		21.3

Ratio of Earnings to Fixed Charges (A/B)	1.8	x	1.9	x	1.4	x	1.5	x	1.1	x